UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr.
Pirate Capital LLC 200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854
(203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					853,000 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,999,200 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,200 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					14.8% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					1,146,200 (See Item 5)


				8 	SHARED VOTING POWER
					853,000 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,999,200 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,200 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	14.8% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					IN



Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This is amendment no. 11 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on July 6, 2004.
Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,999,200 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund
Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or
ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $26,563,081.08 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

Pirate Capital LLC ("Pirate Capital") originally acquired the Shares owned by them for investment purposes.

On February 24, 2005, in accordance with Section 2.4(a) of the Bylaws of Cornell Companies, Inc. (the "Company"), Jolly Roger Fund LP, an affiliate of Pirate Capital LLC, sent a letter (the "Nomination Letter") to the Company to provide notice of its intent to nominate Leon Clements, Zachary R. George, Todd Goodwin, Thomas R. Hudson Jr., Alfred Jay Moran, Jr., Sally Walker and Richard Crane (collectively, the "Pirate Nominees") for election as Directors at the Company's 2005 Annual Meeting of Stockholders (the "Annual Meeting"). The Nomination Letter was filed as an exhibit to Pirate's Schedule 13D/A filed with the Securities and Exchange Commission on February 25, 2005.

On April 5, 2005, Pirate Capital, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Mint Master Fund, Ltd. (the "Pirate Group") filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the Pirate Nominees. The Pirate Group filed an amendment to the preliminary proxy statement on April 29, 2004.
Pirate Capital intended to solicit proxies, in opposition to the proxy solicitation expected to be conducted by the Company's current management, for the purpose of electing the Pirate Nominees and replacing the current directors of the Company.

On May 17, 2005, Pirate Capital entered into a letter agreement with the Company effective as of May 18, 2005 (the "Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, the Company has agreed to (a) nominate nine (9) nominees for election at the Annual Meeting, including the seven Pirate Nominees; (b) solicit proxies for the election of the Pirate Nominees at the Annual Meeting; and (c) reimburse Pirate Capital for up to $750,000 in reasonable expenses in connection with the proxy solicitation, the Annual Meeting and the negotiation and execution of the Settlement Agreement.

Pursuant to the terms of the Settlement Agreement, Pirate Capital has agreed to (i) cease any and all efforts with respect to its proxy solicitation; and (ii) subject to certain exceptions, not engage as a participant in a Rule 13e-3 transaction with respect to Cornell prior to July 31, 2007.

The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

The press release, dated May 18, 2005, announcing the agreement between the Company and Pirate Capital to settle the proxy contest is attached hereto as Exhibit 2.

If the Pirate Nominees are elected, Pirate Capital may propose that the Company's board, subject to applicable fiduciary duties, immediately assess strategic opportunities available to the Company.

In addition, if the Pirate Nominees are elected, Pirate Capital may propose that the Company's board, subject to applicable fiduciary duties, consider Cornell's continued need for its shareholder rights plan and certain aspects of its organizational documents that, in Pirate Capital's opinion, may have a negative impact on the ability of stockholders to influence the direction of Cornell, such as bylaw provisions which require unanimous written consent for actions taken by stockholders without a meeting.

Except as set forth herein, Pirate Capital reserves the right to change its plans and to take any and all actions that Pirate Capital may deem appropriate to maximize the value of its investment in the Company, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by Pirate Capital in the open market or in privately negotiated transactions, (c) communicating with other stockholders or (d) formulating other plans or proposals regarding the Company or its securities, in each case to the extent deemed advisable by Pirate Capital in light of Pirate's general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 853,000 of the Shares and sole disposition power with respect to 1,999,200 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 1,146,200 of the Shares and shared voting power with respect to 853,000 of the Shares and shared disposition power with respect to 1,999,200 of the Shares;

(b) All of the Shares were purchased by the Holders in open market transactions. No purchases were made by each of the Holders in the last sixty days.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to securities of the Company with any persons except as set forth in Item 4 above.



Item 7. Material to Be Filed as Exhibits

	Exhibit 1:	Settlement Agreement, dated as of May 17, 2005,
			between Pirate Capital LLC and Cornell Companies, Inc.

	Exhibit 2:	Press release dated May 18, 2005.




Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2005

			Pirate Capital LLC



		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager




EXHIBIT 1. Settlement Agreement


[CORNELL COMPANIES, INC. LETTERHEAD]


May 17, 2005


Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, Connecticut 06854
Attention: Zachary R. George


Gentlemen:

	Reference is made to the ongoing proxy solicitation (the "Proxy Solicitation") by Pirate Capital LLC, Jolly Roger Fund LP, Jolly Roger Fund Ltd and Mint Master Fund Ltd. (collectively, "Pirate Capital") to elect seven (7) nominees to the board of directors of Cornell Companies, Inc. ("Cornell"). With respect to the Proxy Solicitation and certain related matters, Pirate Capital and Cornell hereby agree as follows.

Definitions

1.	For purposes of this letter agreement, the terms below are
	defined as follows:

"Common Stock" shall mean common stock of Cornell.

"Continuing Directors" shall mean Anthony R. Chase and D. Stephen Slack.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Nominees" shall mean the Pirate Capital Nominees, the Continuing
Directors and any replacements thereof appointed pursuant to Section 6.

"Pirate Group" shall mean Pirate Capital, any person or entity that is acting as a group with Pirate Capital for purpose of acquiring, holding, or disposing of securities of Cornell (as contemplated by Section 13(d)(3) of the Exchange Act) and any affiliate (as such term is defined in Rule 13e-3(a)(1) promulgated under the Exchange Act) of Pirate Capital or such person or entity.

"Rule 13e-3 transaction" shall have the meaning ascribed to such term in Rule 13e-3(a)(3) promulgated under the Exchange Act.

Agreements of Pirate Capital

2.	Requirements for a Rule 13e-3 Transaction.  Pirate Capital agrees
	that it will not, and it will cause all members of the Pirate Group and Cornell (to the extent Pirate Capital or any member of the Pirate Group controls such members or Cornell) not to, consummate, prior to July 31, 2007, a Rule 13e-3 transaction with respect to which Pirate Capital or any member of the Pirate Group is a participant, unless at least one of the following conditions are met: (i) if all the Continuing Directors are then serving as directors of Cornell, such Rule 13e-3 transaction has been unanimously approved by Cornell's Board of Directors or (ii) if such transaction involves the vote of the stockholders of Cornell, such transaction is approved by holders of a majority of the Common Stock not beneficially owned by the Pirate Group or (iii) if such transaction involves a tender offer by Cornell or a member of the Pirate Group, holders of a majority of the outstanding Common Stock (excluding for such purpose Common Stock beneficially owned by the Pirate Group) tender their Common Stock into such tender and do not withdraw such stock.

3.	Cessation of Proxy Solicitation.  Upon execution of this letter
	agreement, Pirate Capital agrees to cease any and all efforts with respect to the Proxy Solicitation. At Cornell's 2005 Annual Meeting of Stockholders (including any adjournment thereof), Pirate Capital agrees to vote all of the shares of Common Stock, with respect to which it has voting power, for the election of all nominees identified in
	Section 5 of this letter agreement, to the extent permitted by applicable law.

Agreements of Cornell

4.	2005 Annual Meeting of Stockholders.  Cornell agrees to use reasonable
	efforts to hold its 2005 Annual Meeting of Stockholders no later than July 16, 2005.

5.	Board Nominees.

	a.	Cornell agrees to nominate for election at its 2005 Annual
	Meeting of Stockholders nine (9) nominees, seven (7) of whom shall be Leon Clements, Richard Crane, Todd Goodwin, Sally Walker, Alfred Jay Moran, Jr., Zachary R. George and Thomas R. Hudson Jr. (the "Pirate Capital Nominees") and two (2) of whom shall be the Continuing Directors.

	b.	Concurrently with the execution of this letter agreement,
	Cornell has delivered to Pirate Capital a secretary's certificate certifying to the adoption and effectiveness of resolutions approved by the current Board of Directors of Cornell that nominate the Nominees to stand for election at Cornell's 2005 Annual Meeting of Stockholders.

	c.	The Board of Directors of Cornell will recommend that the
	stockholders of Cornell vote to elect the Nominees as directors of the Company.

	d.	Cornell will solicit proxies for the election of the
	Nominees at the 2005 Annual Meeting of Stockholders.

	e.	Cornell shall cause proxies received by Cornell to be voted
	in the manner specified by such proxies.

6.	Replacement Nominees.   If, at any time prior to the election of
	directors at the 2005 Annual Meeting of Stockholders, any of the Nominees is unwilling or unable to stand for election as a director at the 2005 Annual Meeting of Stockholders, the following procedures shall apply:

	a.	If a Continuing Director is unwilling or unable to be reelected,
	then the Board of Directors shall designate a replacement nominee reasonably acceptable to Pirate Capital.

	b.	If a Pirate Capital Nominee is unwilling or unable to stand for
	election, then Pirate Capital shall designate a replacement nominee reasonably acceptable to the Board of Directors.

7.	Proxy Solicitation Materials.

	a.	Cornell agrees that its Proxy Statement and all other
	solicitation materials to be delivered to stockholders in connection with the 2005 Annual Meeting of Stockholders shall be prepared in accordance with, and in furtherance of, this letter agreement.

	b.	Cornell will provide Pirate Capital with copies of any proxy
	materials or other solicitation materials at least five business days, in the case of proxy statements, and at least two business days, in the case of other solicitation materials, in advance of filing such materials with the SEC or disseminating the same in order to permit Pirate Capital a reasonable opportunity to review and comment on such materials.

	c.	Cornell will act reasonably in considering any comments that
	may be provided by Pirate Capital and its counsel with respect to such materials.

	d.	Pirate Capital will provide, as promptly as practicable,
	all information relating to the Pirate Capital Nominees (and other information, if any) required under applicable law to be included in Cornell's Proxy Statement and all other solicitation materials to be delivered to stockholders in connection with the 2005 Annual Meeting of Stockholders. All such information provided by Pirate Capital shall be true and correct in all material respects.

8.	Reimbursement of Expenses.  Cornell agrees to reimburse Pirate Capital
	for up to $750,000 in reasonable expenses in connection with the Proxy
	Solicitation, the 2005 Annual Meeting of Stockholders and the negotiation
	and execution of this letter agreement, upon presentation by Pirate Capital
	to Cornell of invoices or other reasonably satisfactory documentation.
	Reimbursement payments shall be made by Cornell to Pirate Capital no later
	than 10 days following receipt of the applicable invoices or other
	documentation.

9.	Representations and Warranties.

	a.	The execution and delivery by Cornell of this letter agreement
	and the performance by Cornell of its obligations hereunder (i) has been duly authorized by all requisite corporate action; (ii) does not require stockholder approval; and (iii) does not and will not violate any law, any order of any court or other agency of government, the Certificate of Incorporation of Cornell, as amended, or the by-laws of Cornell, as amended, or any provision of any indenture, agreement or other instrument to which Cornell or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument. Notwithstanding the preceding sentence, Cornell makes no representation or warranty relating to the Employment Agreement of James E. Hyman dated as of March 14, 2005, other than the representation and warranty that the execution, delivery and performance of Cornell's obligations under this letter agreement will not result in a "Change in Control" (as defined in Section
	7(g) of the Employment Agreement).

	b.	The execution and delivery by Pirate Capital LLC of this
	letter agreement and the performance by Pirate Capital of its obligations hereunder (i) has been duly authorized by all requisite company or limited partnership action; (ii) does not require approval by any owners or holders of any equity interest in Pirate Capital; and
	(iii) does not and will not violate any law, any order of any court or other agency of government, the charter or other organizational documents of Pirate Capital, as amended, or any provision of any agreement or other instrument to which Pirate Capital or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or other instrument.

Agreements of Both Parties

10.	Press Releases.  On the date hereof, Cornell and Pirate Capital will
	issue the press release attached hereto as Exhibit A. Without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, Cornell and Pirate Capital shall not, and shall not permit any of their respective affiliates or agents to issue any press release or public statement regarding the 2005 Annual Meeting of Stockholders, the solicitation of proxies therefor or this letter agreement, except to the extent that the disclosing party is advised by its legal counsel that such action is required by applicable law.
	Schedule 13D filings required to be made by Pirate Capital with the Securities and Exchange Commission shall not be considered public statements for purposes of this Section 9.

11.	Amendment of Letter Agreement. Prior to Cornell's 2005 Annual Meeting
	of Stockholders, this letter agreement may be amended only by written instrument executed on behalf of Cornell and Pirate Capital LLC. After Cornell's 2005 Annual Meeting of Stockholders, this letter agreement shall not be amended unless such amendment is approved by either (i) if all the Continuing Directors are then serving as directors of Cornell, such amendment is unanimously approved by the Board of Directors of Cornell or (ii) such amendment is approved by holders of a majority of the Common Stock not beneficially owned by the Pirate Group.

12.	Further Assurances.   Each party agrees to take or cause to be taken
	such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this letter agreement.

13.	Governing Law; Consent To Jurisdiction. This letter agreement will
	be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts of laws.
	Any judicial proceedings with respect to this letter agreement shall be brought in a federal or state court located in Wilmington, Delaware, and by execution and delivery of this letter agreement, each party accepts, generally and unconditionally, the exclusive jurisdiction of such court and any related appellate court, irrevocably agrees to be bound by any judgment rendered thereby, and waives any objection to the laying of venue in any such proceedings in such courts.

14.	Counterparts.  This letter agreement may be executed in two or more
	counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

15.	Entire Agreement.  This letter agreement constitutes the entire
	agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.


Please confirm your agreement with the terms of this letter agreement by executing the same in the space provided below. Such agreement shall be effective as of the date of your acceptance.


Very truly yours,


CORNELL COMPANIES, INC.


By:/s/ James E. Hyman
James E. Hyman
Chief Executive Officer and Chairman of the Board


Agreed and Accepted as of May 17, 2005:


PIRATE CAPITAL LLC


By:/s/ Thomas R. Hudson Jr.
Name:  Thomas R. Hudson Jr.
Title: Managing Member



EXHIBIT 1. Press Release


[CORNELL COMPANIES, INC. LETTERHEAD]

News Release
For Immediate Distribution

For more information:
John Nieser, CFO and Treasurer
713-623-0790


Cornell Companies and Pirate Capital Announce Agreement to End Proxy Contest Board sets date for Annual Meeting


HOUSTON, NORWALK, May 18, 2005 (PRIMEZONE) -- Cornell Companies, Inc. (NYSE:CRN), a leading provider of privatized adult and juvenile correctional, treatment and educational services, and Pirate Capital LLC ("Pirate") announced today that they have entered into a letter of agreement (the "Letter of Agreement"), under which Pirate has agreed to cease all efforts with respect to its previously announced proxy solicitation.

Under the terms of the agreement, Cornell has agreed to increase the size of its board of directors to nine members, and to propose for election at the upcoming shareholders meeting seven nominees chosen by Pirate, who are Leon Clements, Richard Crane, Todd Goodwin, Sally Walker, Alfred Jay Moran,
Jr., Zachary R. George and Thomas R. Hudson Jr. Cornell will also propose for election Anthony R. Chase and D. Stephen Slack, two nominees selected by, and chosen from among, the current members of the board of directors of the Company. In addition, Pirate has agreed not to consummate a "going private" transaction involving Cornell for up to two years, without satisfying certain procedural safeguards.

Commenting on the agreement James Hyman, chairman and CEO of Cornell stated, "We are very pleased to have reached this important agreement with Pirate, which should address shareholder concerns with respect to Cornell's current board, while enabling continuity of board knowledge and avoiding the expense and distraction of a contentious proxy contest."

Separately, the Company also announced today that the board of directors has set the date for the Company's annual meeting of shareholders as June 30, 2005.

About Cornell Companies
Cornell Companies, Inc. is a leading private provider of corrections, treatment and educational services outsourced by federal, state and local governmental agencies. Cornell provides a diversified portfolio of services for adults and juveniles, including incarceration and detention, transition from incarceration, drug and alcohol treatment programs, behavioral rehabilitation and treatment, and grades 3-12 alternative education in an environment of dignity and respect, emphasizing community safety and rehabilitation in support of public policy. The Company (http://www.cornellcompanies.com) has 83 facilities in 17 states and the District of Columbia, which includes two facilities under development or construction. Cornell has a total service capacity of 18,498, including capacity for 1,514 individuals that will be available upon completion of the facilities under development or construction.

Proxy Materials
You are not being asked to give any proxies or take any other action with respect to the meeting at this time. The Company will be filing a proxy statement concerning the solicitation of proxies by the board of directors in connection with the election of directors and other issues to be decided at the 2005 Annual Meeting of Shareholders. As required by the Securities and Exchange Commission ("SEC"), you are urged to read the proxy statement when it becomes available because it will contain important information. After it is filed with the SEC, you will be able to obtain the proxy statement free of charge at the SEC's website (www.sec.gov). A proxy statement will also be made available for free to any shareholder of the Company who makes a request to the Vice President-Shareholder Relations, at (713) 623-0790 or 1700 West Loop South, Suite 1500, Houston, Texas 77027.

Information Concerning Participants
Under the rules of the SEC, this press release may be deemed to be a solicitation by the Company. Under applicable SEC rules, the following individuals, all of whom are directors of the Company, may be deemed to be participants in the solicitation of proxies on behalf of the Company:
James E. Hyman (Chairman of the Board of Directors and Chief Executive Officer of the Company), Anthony R. Chase (Chairman and Chief Executive Officer of ChaseCom Limited Partnership, a communications company), Dr. Isabella C.M. Cunningham (Sharpe Centennial Professor in
Communication at the University of Texas), Harry J. Phillips, Jr. (President of Timberlake Interests, Inc and Philips Investments, Inc.),
D. Stephen Slack (President and Chief Executive Officer of South Bay Resources, L.L.C., an energy exploration company), Tucker Taylor (President of CBCA, Inc., a company that administers health benefits for self-insured employers), Robert F. Vagt (President of Davidson College), and Marcus A. Watts (partner in the law firm of Locke Liddell & Sapp LLP).

At April 8, 2005, each of the directors may be deemed to be the owner of the number of shares of the Company's common stock listed after his or her name: Hyman -- 0; Chase -- 6,986; Cunningham -- 0, Phillips --90,000; Slack -- 22,584;Taylor -- 26,233; Vagt -- 3,000; and Watts -- 18,576.

In addition, under the rules of the SEC, this press release may be deemed to be a solicitation by Pirate Capital and its affiliates. Pirate Capital, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Mint Master Fund Ltd., Thomas R. Hudson Jr., Leon Clements, Zachary R. George, Todd Goodwin, Alfred Jay Moran, Jr., Sally Walker and Richard Crane may be deemed to be participants in the solicitation of proxies from the stockholders of Cornell in connection with the annual meeting. Jolly Roger Fund LP is a private investment fund managed by Pirate Capital. Pirate Capital is the general partner of the Jolly Roger Fund LP and the investment adviser to Jolly Roger Offshore Fund LTD and Mint Master Fund Ltd., which are other private investment funds that beneficially own shares of common stock of Cornell and as such, Pirate Capital may be deemed to be the beneficial owner of the shares of common stock of Cornell owned by these investment funds. At May 18, 2005, Jolly Roger Offshore Fund
LTD, Mint Master Fund Ltd. and Jolly Roger Fund LP were the beneficial owners of 146,200, 265,300 and 587,600 shares, respectively, of common stock of Cornell. Thomas R. Hudson Jr., as the managing member of Pirate Capital, may be deemed to be the beneficial owner of the 1,997,100 shares of common stock that are collectively owned by these investment funds. At May 18, 2005, each of these individuals may be deemed to be the owner of the number of shares of common stock listed after his or her name: Leon Clements - 0; Richard Crane - 100; Zachary George - 0;
Todd Goodwin - 7,000; Alfred J. Moran - 0; and Sally Walker - 0. Additional information about these participants and their ownership of shares of common stock of Cornell can be found in Pirate
Capital's Schedule 13D filings with the SEC.

The company logo can be found at:
http://www.primezone.com/newsroom/prs/?pkgid=1468


This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
These statements are based on current plans and actual future activities and results of operations may be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, (1) the direction and management of Cornell's business by a new board of directors, (2) the outcomes of pending putative class action shareholder and derivative lawsuits, and related insurance coverage, (3) Cornell's ability to win new contracts and to execute its growth strategy, (4) risks associated with acquisitions and the integration thereof (including the ability to achieve administrative and operating cost savings and anticipated synergies), (5) the timing and costs of the opening of new programs and facilities or the expansions of existing facilities, (6) Cornell's ability to negotiate contracts at those facilities for which it currently does not have an operating contract, (7) significant charges to expense of deferred costs associated with financing and other projects in development if management determines that one or more of such projects is unlikely to be successfully concluded, (8) results from alternative deployment or sale of facilities such as the New Morgan Academy or the inability to do so,
(9) Cornell's ability to complete the construction of the Moshannon Valley Correctional Center as anticipated, (10) changes in governmental policy and/or funding to discontinue or not renew existing arrangements, to eliminate or discourage the privatization of correctional, detention and pre-release services in the United States, or to eliminate rate increase, (11) the availability of financing on terms that are favorable to Cornell, and (12) fluctuations in operating results because of occupancy levels and/or mix, competition (including competition from two competitors that are substantially larger than Cornell), increases in cost of operations, fluctuations in interest rates and risks of operations.